UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

LIMBACH HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

53263P105

(CUSIP Number)

Brian Pratt

5950 Berkshire Ln, Ste. 800

Dallas, Texas 75225

Tel: (214) 220-3423

With a Copy to:

Andrew Rosell

Winstead PC

300 Throckmorton Street

Suite 1700

Fort Worth, Texas 76102

Tel: (817) 420-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Brian Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,537,800 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,537,800 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,800 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.00% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents those shares of common stock, par value $0.0001 per share (“Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Company”), jointly held as community property by Mr. Pratt and his spouse, Barbara Pratt, as of March 31, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)	Based on 7,688,958 shares of Common Stock outstanding as of November 13, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on November 14, 2019.
Page 2 of 9 Pages

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Barbara Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,537,800 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,537,800 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,800 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.00% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents those shares of common stock, par value $0.0001 per share (“Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Company”), jointly held as community property by Mrs. Pratt and her spouse, Brian Pratt, as of March 31, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)	Based on 7,688,958 shares of Common Stock outstanding as of November 13, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on November 14, 2019.

Page 3 of 9 Pages

Item 1.	Security and Issuer.

This Schedule 13D filed on March 31, 2020 relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1251 Waterfront Place, Ste. 201 Pittsburgh, Pennsylvania, 15222.

Item 2.	Identity and Background.

(a)-(c) and (f).

This Schedule 13D is filed by:

(1) Brian Pratt with respect to the Common Stock jointly owned as community property by him and his spouse, Barbara Pratt, over which he and Mrs. Pratt share voting and dispositive power. The principal business address of Brian Pratt is 5950 Berkshire Ln, Dallas, Ste. 800, Texas 75225. The principal occupation of Brian Pratt is a private investor. Brian Pratt is a U.S. citizen; and

(2) Barbara Pratt with respect to the Common Stock jointly owned as community property by her and her spouse, Brian Pratt, over which she and Mr. Pratt share voting and dispositive power. The principal business address of Barbara Pratt is 5950 Berkshire Ln, Dallas, Ste. 800, Texas 75225. The principal occupation of Barbara Pratt is as a private investor. Barbara Pratt is a U.S. citizen.

Each of the foregoing is a “Reporting Person” and collectively are the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below. Accordingly, the Reporting Persons are hereby jointly filing this Schedule 13D.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

From February 19, 2020 to March 31, 2020, the Reporting Persons acquired 1,537,800 shares of Common Stock in multiple open market purchases at various prices, such transactions more particularly described on Annex A hereto. The Reporting Persons purchased these shares of Common Stock using their own personal funds, for an aggregate purchase price of approximately $5,855,650.56, including brokerage commissions.

Item 4.	Purpose of Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”); however, as part of their ongoing evaluation of their investment in the securities covered by this Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Company, other holders of securities of the Company or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Page 4 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As of March 31, 2020, the Reporting Persons have the following beneficial ownership in the Company’s Common Stock:

(1) Brian Pratt is the beneficial owner of 1,537,800 shares of Common Stock (held as community property with his spouse, Barbara Pratt), which represents approximately 20.00% of the outstanding shares of Common Stock of the Company (based on 7,688,958 shares of Common Stock outstanding as of November 13, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019).

(2) Barbara Pratt is the beneficial owner of 1,537,800 shares of Common Stock (held as community property with her spouse, Brian Pratt), which represents approximately 20.00% of the outstanding shares of Common Stock of the Company (based on 7,688,958 shares of Common Stock outstanding as of November 13, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Brian Pratt	1,537,800	0	1,537,800	0
Barbara Pratt	1,537,800	0	1,537,800	0
(c) Annex A hereof sets forth the transactions by the Reporting Persons in securities of the Company during the 60 days preceding the date hereof. (d) None. (e) None.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 23, 2020, the Reporting Persons entered into a joint filing agreement (the “Initial Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on the Schedule 13G with respect to the securities of the Company that are the subject of this Schedule 13D, to the extent required by applicable law. The Initial Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

On March 31, 2020, the Reporting Persons entered into a joint filing agreement (the “Second Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to the securities of the Company to the extent required by applicable law. The Second Joint Filing Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit	Description
1

Joint Filing Agreement, dated as of March 23, 2020 by and between the Reporting Persons (incorporated herein by reference to Exhibit A to the Reporting Persons’ Schedule 13G, filed with the Securities and Exchange Commission on March 24, 2020).

2	Joint Filing Agreement, date as of March 31, 2020 by and between the Reporting Persons, attached hereto.

Page 5 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2020	/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

Page 6 of 9 Pages

EXHIBITS TO BE FILED WITH THIS SCHEDULE 13D

Exhibit	Description
1	Joint Filing Agreement (incorporated herein by reference to Exhibit A to the Reporting Persons’ Schedule 13G, filed with the Securities and Exchange Commission on March 24, 2020).
2	Joint Filing Agreement, dated as of March 31, 2020, by and between the Reporting Persons, attached hereto.
Page 7 of 9 Pages

Annex A

Schedule of Transactions

Reporting Person	Date of Transaction	Security	Amount of Securities Purchased (Sold)	Unit Cost (1)	Transaction Type
Mr. Pratt	2/19/2020	Common Stock	8,947	(2)	Open Market Purchase
Mr. Pratt	2/21/2020	Common Stock	64,322	(3)	Open Market Purchase
Mr. Pratt	2/24/2020	Common Stock	59,150	(4)	Open Market Purchase
Mr. Pratt	2/25/2020	Common Stock	2,698	(5)	Open Market Purchase
Mr. Pratt	2/26/2020	Common Stock	27,286	(6)	Open Market Purchase
Mr. Pratt	2/27/2020	Common Stock	200	(7)	Open Market Purchase
Mr. Pratt	2/28/2020	Common Stock	9,953	(8)	Open Market Purchase
Mr. Pratt	3/2/2020	Common Stock	2,912	(9)	Open Market Purchase
Mr. Pratt	3/3/2020	Common Stock	20,988	(10)	Open Market Purchase
Mr. Pratt	3/4/2020	Common Stock	7,801	(11)	Open Market Purchase
Mr. Pratt	3/5/2020	Common Stock	25,343	(12)	Open Market Purchase
Mr. Pratt	3/6/2020	Common Stock	83,400	(13)	Open Market Purchase
Mr. Pratt	3/9/2020	Common Stock	67,000	(14)	Open Market Purchase
Mr. Pratt	3/12/2020	Common Stock	32,850	(15)	Open Market Purchase
Mr. Pratt	3/13/2020	Common Stock	105,121	(16)	Open Market Purchase
Mr. Pratt	3/16/2020	Common Stock	198,481	(17)	Open Market Purchase
Mr. Pratt	3/17/2020	Common Stock	118,171	(18)	Open Market Purchase
Mr. Pratt	3/18/2020	Common Stock	300,726	(19)	Open Market Purchase
Mr. Pratt	3/19/2020	Common Stock	159,465	(20)	Open Market Purchase
Mr. Pratt	3/20/2020	Common Stock	205,186	(21)	Open Market Purchase
Mr. Pratt	3/27/2020	Common Stock	30,000	(22)	Open Market Purchase
Mr. Pratt	3/31/2020	Common Stock	7,800	(23)	Open Market Purchase

(1) The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon written request, full information regarding the number of shares sold at each separate price within the range set forth above for applicable transactions that report weighted average prices.

(2) Mr. Pratt purchased 8,947 shares of Common Stock at a weighted average price of $4.0683 per share. These shares were purchased in multiple transactions at prices ranging from $4.06 to $4.08, inclusive.

(3) Mr. Pratt purchased 64,322 shares of Common Stock at a weighted average price of $4.4932 per share. These shares were purchased in multiple transactions at prices ranging from $4.29 to $4.58, inclusive.

(44) Mr. Pratt purchased 59,150 shares of Common Stock at a weighted average price of $4.4418 per share. These shares were purchased in multiple transactions at prices ranging from $4.36 to $4.45, inclusive.

(5) Mr. Pratt purchased 2,698 shares of Common Stock in multiple transactions at a single price of $4.38 per share.

(6) Mr. Pratt purchased 27,286 shares of Common Stock at a weighted average price of $4.5054 per share. These shares were purchased in multiple transactions at prices ranging from $4.25 to $4.51, inclusive.

(7) Mr. Pratt purchased 200 shares of Common Stock in a single transaction at a price of $4.10 per share.

(8) Mr. Pratt purchased 9,953 shares of Common Stock at a weighted average price of $4.0243 per share. These shares were purchased in multiple transactions at prices ranging from $3.905 to $4.09, inclusive.

(9) Mr. Pratt purchased 2,912 shares of Common Stock at a weighted average price of $4.0981 per share. These shares were purchased in multiple transactions at prices ranging from $4.09 to $4.15, inclusive.

(10) Mr. Pratt purchased 20,988 shares of Common Stock at a weighted average price of $4.0866 per share. These shares were purchased in multiple transactions at prices ranging from $4.01 to $4.15, inclusive.

(11) Mr. Pratt purchased 7,801 shares of Common Stock at a weighted average price of $4.1457 per share. These shares were purchased in multiple transactions at prices ranging from $4.10 to $4.20, inclusive.

(12) Mr. Pratt purchased 25,343 shares of Common Stock at a weighted average price of $4.1856 per share. These shares were purchased in multiple transactions at prices ranging from $4.11 to $4.20, inclusive.

(13) Mr. Pratt purchased 83,400 shares of Common Stock at a weighted average price of $4.1002 per share. These shares were purchased in multiple transactions at prices ranging from $4.00 to $4.20, inclusive.

(14) Mr. Pratt purchased 67,000 shares of Common Stock at a weighted average price of $3.8983 per share. These shares were purchased in multiple transactions at prices ranging from $3.76 to $3.99, inclusive.

Page 8 of 9 Pages

(15) Mr. Pratt purchased 32,850 shares of Common Stock at a weighted average price of $3.5352 per share. These shares were purchased in multiple transactions at prices ranging from $3.24 to $3.80, inclusive.

(16) Mr. Pratt purchased 105,121 shares of Common Stock at a weighted average price of $3.7795 per share. These shares were purchased in multiple transactions at prices ranging from $3.70 to $3.90, inclusive.

(17) Mr. Pratt purchased 198,481 shares of Common Stock at a weighted average price of $3.5078 per share. These shares were purchased in multiple transactions at prices ranging from $3.16 to $3.90, inclusive.

(18) Mr. Pratt purchased 118,171 shares of Common Stock at a weighted average price of $3.8785 per share. These shares were purchased in multiple transactions at prices ranging from $3.55 to $3.95, inclusive.

(19) Mr. Pratt purchased 300,726 shares of Common Stock at a weighted average price of $3.7013 per share. These shares were purchased in multiple transactions at prices ranging from $3.425 to $3.91, inclusive.

(20) Mr. Pratt purchased 159,465 shares of Common Stock at a weighted average price of $3.6476 per share. These shares were purchased in multiple transactions at prices ranging from $3.54 to $3.80, inclusive.

(21) Mr. Pratt purchased 205,186 shares of Common Stock at a weighted average price of $3.7077 per share. These shares were purchased in multiple transactions at prices ranging from $3.60 to $3.80, inclusive.

(22) Mr. Pratt purchased 30,000 shares of Common Stock at a weighted average price of $2.8697 per share. These shares were purchased in multiple transactions at prices ranging from $2.55 to $2.96, inclusive.

(23) Mr. Pratt purchased 7,800 shares of Common Stock at a weighted average price of $2.8774 per share. These shares were purchased in multiple transactions at prices ranging from $2.69 to $3.00, inclusive.

Page 9 of 9 Pages